UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.5)*

ITEM 1
(a) Name of Issuer: HAGGAR CORP.
(b) Address of Issuer: 6113 Lemmon Avenue
                       Dallas, TX 75209

ITEM 2
(a) Name of Person Filing: KAHN BROTHERS & CO., INC.
(b) Address of Principal Business Office:
	555 Madison Avenue, 22nd Floor
	New York, NY 10022
(c) Citizenship: USA
(d) Title of Class of Securities: COMMON
(e) CUSIP Number: 405173105

ITEM 4. OWNERSHIP
(a) Amount beneficially owned: 649,219
(b) Percent of class: 10.21
(c) Number of shares as to which the person has:
    (iv) Shared power to dispose to direct the disposition of:
		649,219